Exhibit 99.5

AMENDMENT NO. 1 TO PROMISSORY NOTE OF
ATRM HOLDINGS, INC. (F/K/A AETRIUM INCORPORATED)

DATED APRIL 1, 2014 FBO LONE STAR VALUE INVESTORS, LP (THE “NOTE”)

THE REFERENCED NOTE IS SUBJECT TO THE PROVISIONS OF A CERTAIN SUBORDINATION AGREEMENT DATED FEBRUARY 23, 2016 IN FAVOR OF GERBER FINANCE, INC.

THIS AMENDMENT NO. 1 to the Note, dated as of August 12, 2016 (this “Amendment”), is made by and among ATRM Holdings, Inc. (f/k/a Aetrium Incorporated), a Minnesota corporation (the “Debtor”) and Lone Star Value Investors, LP, a Delaware limited partnership (the “Holder”).

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.           Section 2(a) of the Note is hereby amended and restated as follows:

“Interest shall accrue on the unpaid principal balance of this Note at the rate of ten percent (10.0%) per annum, and shall be payable semiannually in cash on the third business day of each January and July (each, an “Interest Payment Date”) in respect of the immediately preceding semi-annual period; provided, however, the Debtor may elect, at its sole discretion, to make any such interest payment in kind by substituting for the abovementioned interest rate a rate of twelve percent (12.0%) per annum for the applicable interest period (“PIK Interest”).  PIK Interest shall bear interest from the applicable Interest Payment Date at the same rate (as provided in the immediately preceding sentence) and be payable in the same manner as in the case of the original principal amount of this Note and shall otherwise be treated as principal of this Note for all purposes.  From and after each Interest Payment Date with respect to which the Debtor elects to pay PIK Interest, the principal amount of this Note shall, without further action on the part of the Debtor or the Holder, be deemed to be increased by the PIK Interest so capitalized and added to principal in accordance with the provisions hereof.  Interest shall be calculated from and include the date hereof and shall be calculated on an actual/360-day basis.”

2.           Except as expressly set forth in this Amendment, the Note shall remain unchanged, in full force and effect, and enforceable against the Debtor in accordance with its terms.

3.           All of the terms and provisions of this Amendment shall be applicable to and binding upon the parties hereto and their respective successors and assigns.

4.           This Amendment and any dispute, disagreement, or issue of construction or interpretation arising hereunder, whether relating to its execution, its validity, the obligations provided therein or performance, shall be governed and interpreted according to the law of the State of Minnesota, without regard to principals of conflicts of law.

5.           This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original copy and all of which, when taken together, shall be deemed to constitute one and the same agreement, and photostatic, .pdf or facsimile copies of fully-executed counterparts of this Amendment shall be given the same effect as originals.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned parties have caused this Amendment to be duly executed by their respective authorized signatories as of the day and year first herein above written.

ATRM HOLDINGS, INC.

By:	/s/ Daniel M. Koch
	Name:	Daniel M. Koch
	Title:	President and Chief Executive Officer

AGREED AND ACCEPTED BY:

LONE STAR VALUE INVESTORS, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager